U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Chavkin              Arnold                     L.
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   (Last)               (First)                 (Middle)

   c/o Chase Equity Associates, LLC ("CEA, LLC") (FN 1)
   380 Madison Avenue-12th Floor
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                                    (Street)

   New York               New York              10017
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   American Tower Corporation (NYSE:AMT)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)

   February 1999
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |_|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Class A Common Stock       2/3/99         C               386,136     A        N/A                   I
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Class A Common Stock       2/3/99         S               613,864     D       $25.00
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Class A Common Stock       2/4/99         C               193,068     D        N/A
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Class A Common Stock       2/4/99         S               306,932     D      $26.3125
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                                                                                          21,719     I         (2)
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                                                                                       3,829,969     I         (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Class C Common      1-for-1  2/3/99   S               386,136 (4)              Class A   386,136 $25.00
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Class C Common      1-for-1  2/4/99   S               193,068 (4)              Class A   193,068 $26.3125 2,422,804 I        (2)
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Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Equity Associates, LLC ("CEA, LLC") became the successor to Chase Equity Associates, LP ("CEA, LP"), and (ii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of Chase Capital Partners ("CCP") became the managing member of CEA, LLC. Mr. Chavkin is a general partner of CCP. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with Consolidating, the manager, by delegation, of CEA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CEA, LP. The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) CEA, LLC is the record owner of the shares. Mr. Chavkin disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3) These shares are owned by Chase Manhattan Capital L.P. which is an affiliate of Chase Equity Associates. Mr. Chavkin disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4) Each share of Class C Common Stock is convertible into one share of Class A Common Stock at the option of the holder upon the occurrence of certain events.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Arnold I. Chavkin                                       February __, 2000
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Arnold I. Chavkin                                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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